Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Capstead Mortgage Corporation for the registration of 15,000,000 shares of common stock, 3,000,000 shares of 7.5% Series E Cumulative Redeemable Preferred Stock, debt securities, and warrants and to the incorporation by reference therein of our reports dated February 24, 2017, with respect to the consolidated financial statements of Capstead Mortgage Corporation, and the effectiveness of internal control over financial reporting of Capstead Mortgage Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 5, 2017